Filed by X-Rite, Incorporated

Pursuant to Rule 425 under the Securities

Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act

of 1934

Subject Company: X-Rite, Incorporated

Commission File No.: 0-14800

Pre-Announcement of 31 January 2006

Pre-Announcement of the Public Tender Offer

by

X-Rite, Incorporated, 3100 44th Street S.W., Grandville, Michigan 49418, USA

(X-Rite Incorporated reserves the right to launch the public tender offer through a subsidiary it controls, in which case X-Rite Incorporated would fully guarantee the obligations of its subsidiary.)

for all publicly held

Registered Shares of Amazys Holding AG, c/o Gretag-Macbeth AG, Althardstrasse 70, 8105 Regensdorf, with a nominal value of CHF 2.40 each

1. Introduction

X-Rite Incorporated (X-Rite) intends to launch a public tender offer with a cash and a share component (the Offer) on or about 3 March 2006, in accordance with articles 22 et seq. of the Swiss Federal Act on Stock Exchanges and Securities Trading for all of the publicly held registered shares of Amazys Holding AG (Amazys) with a nominal value of CHF 2.40 per share (each an Amazys Share).

2. Current Situation

X-Rite is a US corporation, having its corporate seat at 3100 44th Street S.W., Grandville, Michigan 49418, United States. X Rite has an authorized capital stock consisting of 50,000,000 shares of common stock with a par value of USD 0.10 each and 5,000,000 shares of preferred stock with a par value of USD 0.10 each and an issued capital stock consisting of 21,240,792 shares of common stock with a par value of USD 0.10 each (the X-Rite Shares). The X-Rite Shares are listed on NASDAQ under the symbol “XRIT”. In case of a successful Offer, X-Rite intends to apply for a secondary listing of the X-Rite Shares on the SWX Swiss Exchange.

X-Rite is a leading provider of color measurement solutions comprised of hardware, software and services for the verification and communication of color data. X-Rite provides precision measurement devices, systems and processes for a wide variety of color-critical applications.

This is an informal translation of the German and the French original versions of the pre-announcement. Only the French and the German versions have legal effect.

X-Rite’s products are for use in the graphic arts, retail and industrial markets. Together, X-Rite and Amazys would create a globally leading color management provider. X-Rite and Amazys believe that the business combination is based on a strong strategic rationale with substantial synergy potential.

On 30 January 2006, X-Rite and Amazys have entered into an agreement governing the terms and conditions of the Offer and the obligations of Amazys and X-Rite in connection with the Offer. Amazys’ board of directors resolved to approve and support the Offer and to recommend to the Amazys shareholders to tender their Amazys Shares.

3. The Offer

Scope of the Offer

Except as set forth below (Offer Restrictions), the Offer shall be made for all Amazys Shares, including all Amazys Shares issued until the end of the additional acceptance period based on options issued under Amazys’ employee stock option plans and outstanding as of the day immediately preceding the day of this pre-announcement. The Offer will not be made for treasury shares held by Amazys or by any of Amazys’ subsidiaries at the last day of the additional acceptance period.

Offer Consideration

X-Rite will offer the following consideration (Offer Consideration) per Amazys Share:

•	CHF 77 in cash, without interest; plus

•	2.11 fully paid shares of common stock, par value of USD 0.10 per share, registered with the Securities and Exchange Commission (SEC) and listed on NASDAQ and the SWX Swiss Exchange (the New X-Rite Shares), to be delivered at the settlement date (the Settlement Date) free and clear from any encumbrance.

Based on the closing price of the X-Rite Shares on NASDAQ on 30 January 2006 (the day before the date of this pre-announcement), this Offer Consideration values each Amazys Share at CHF 108.80 and implies a premium of 41% to the average closing price over the last 30 trading days of the Amazys Shares on the SWX Swiss Exchange up to and including 30 January 2006 or 33% to the closing price as of 30 January 2006, respectively.

For purposes of this calculation, the following USD/CHF exchange rate has been applied (Federal Reserve Bank of New York noon buying rate on 30 January 2006): USD 1 = CHF 1.2883.

No fractional X-Rite Shares shall be issued. All fractional shares that a holder of any Amazys Shares who accepts the Offer would otherwise be entitled to receive as a result of the Offer shall be aggregated. If a fractional X-Rite Share results from the aggregation, the holder shall be entitled to receive, in lieu thereof, a cash amount, without interest, determined by (i) multiplying the closing price per X-Rite Share as reported on the NASDAQ on the second trading day preceding the Settlement Date by the fraction of a X-Rite Share to which the holder would otherwise have been entitled, and (ii) translating such US Dollar amount into Swiss Francs at the USD/CHF Federal Reserve Bank of New York noon buying rate on the

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second Trading Day preceding the Settlement Date. X-Rite shall make such payments to the holders of fractional share interests on the Settlement Date.

The Offer Consideration shall be fully adjusted for any dilutive effects in relation to the Amazys Shares or the X-Rite Shares, as the case may be, including any dividend payments, sale or issuance of shares or capital increases below the Offer Consideration (with regard to Amazys Shares) or below the market value (with regard to X-Rite Shares), respectively, or any issuance of options, warrants, convertible securities or other rights of any kind to acquire shares, except that (i) the sale, transfer or issuance by Amazys or its subsidiaries of Amazys Shares under any stock options which are outstanding on the day immediately preceding the day of this pre-announcement pursuant to any Amazys employee share, option or similar scheme or arrangement in accordance with their terms shall not result in any adjustment, (ii) the sale, transfer or issuance by X-Rite or its subsidiaries of employee options or X-Rite Shares under any X-Rite employee share, option or similar scheme or arrangement in existence on the day immediately preceding the day of this pre-announcement in accordance with their terms and in the normal course consistent with past practice shall not result in any adjustment, and (iii) the ordinary quarterly dividend of X-Rite not exceeding USD 0.025 per share in the normal course consistent with past practice shall not result in any adjustment.

Offer Period

It is expected that the Offer will be published on or about 3 March 2006. It is intended that the Offer will remain open for 20 trading days, i.e. probably from 3 March 2006 until 30 March 2006, 4:00 p.m. CET (the Offer Period). X-Rite will reserve its right to extend the Offer Period to 40 trading days or – with the approval of the Swiss takeover board – beyond 40 trading days. If the Offer is successful, an additional acceptance period of ten trading days for subsequent acceptance of the Offer will be available after the expiration of the (possibly extended) Offer Period. The Settlement Date will be on or about 28 April 2006, subject to an extension of the Offer Period or a postponement of the settlement as set forth below.

Conditions

The Offer is expected to be subject to the following conditions:

(a)	X-Rite shall have received, until the end of the Offer Period, valid acceptances for Amazys Shares representing, when combined with the Amazys Shares that X-Rite may hold at the end of the Offer Period, at least 70% of the total number of Amazys Shares issued at the end of the (possibly extended) Offer Period plus the maximum number of Amazys shares that could be issued until the end of the additional acceptance period upon exercise of the options under the Amazys’ employee option plans.

(b)

Until the end of the Offer Period, no matters or events shall have occurred, and no matters or events shall have become known, which have a Material Adverse Effect on Amazys on a consolidated basis; whereby a “Material Adverse Effect” shall mean any matter(s) or event(s) which, individually or in the aggregate, cause, or are reasonably likely to cause, on an annual basis, a reduction (and not merely a delay in timing to the

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next succeeding fiscal quarter), as confirmed by a reputed, independent accounting firm or investment bank appointed by X-Rite, of:

(i)	the consolidated operating income before interest, taxes, depreciation and amortization (EBITDA) of Amazys of 20% or more, compared to the EBITDA as reported for the four quarters ending September 30, 2005; or

(ii)	the consolidated net sales of Amazys of 10% or more, compared to the net sales as reported for the four quarters ending September 30, 2005; or

(iii)	the consolidated total shareholders’ equity of Amazys of 20% or more, compared to the consolidated equity as reported for the four quarters ending September 30, 2005.

(c)	The issuance of the New X-Rite Shares shall have been approved by X-Rite’s shareholder’s meeting.

(d)	No court or governmental body shall have issued a decision or an order preventing, prohibiting or declaring illegal the consummation of the Offer.

(e)	The board of directors of Amazys shall have resolved to register X-Rite as a shareholder with voting rights with respect to all Amazys Shares that X-Rite may acquire as a result of the Offer or otherwise, subject only to the Offer becoming unconditional.

(f)	The shareholder’s meeting of Amazys shall not have approved a dividend, sale, purchase, merger or demerger in the amount of CHF 11,4 million or more, or an ordinary, authorized or conditional increase of the share capital of Amazys.

(g)	(i) All members of Amazys’ board of directors shall, subject to the Offer becoming unconditional, have resigned from office with effect from the Settlement Date and a shareholders’ meeting of Amazys shall have been held for the election of the persons nominated by X-Rite to Amazys’ board of directors with effect from the Settlement Date; or (ii) subject to the condition that X-Rite holds more than 50% of the Amazys Shares, all Amazys directors shall, subject to the Offer becoming unconditional, either (x) have resigned as of the Settlement Date (provided that at least one director shall not have resigned and shall have, subject to the Offer becoming unconditional, entered into a mandate agreement with X-Rite prior to the Settlement Date with effect from the Settlement Date) or (y) entered into a mandate agreement with X-Rite for the period from the Settlement Date until the shareholders’ meeting of Amazys at which the persons nominated by X-Rite shall have been elected as members of Amazys’ board of directors.

(h)	The New X-Rite Shares to be issued at the Settlement Date shall have been approved for listing on NASDAQ and admitted for listing on SWX Swiss Exchange.

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(i)	The registration statement on Form S-4 to be filed by X-Rite with the SEC in connection with the Offer (the Registration Statement) shall have become effective in accordance with the provisions of the U.S. Securities Act of 1933 as amended; no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC and not concluded or withdrawn.

These conditions shall be conditions precedent within the meaning of article 13 para. 1 of the Swiss Takeover Ordinance (the TOO). After the end of the (possibly extended) Offer Period, the conditions set out in c), e), f) and g) shall be conditions subsequent within the meaning of article 13 para. 4 TOO, provided that:

•	the condition c) shall only constitute a condition subsequent until the end of the shareholder’s meeting of X-Rite convened to satisfy condition c);

•	the condition e) shall only constitute a condition subsequent until the board of directors of Amazys has taken the resolution to satisfy condition e).

X-Rite reserves the right to waive in whole or in part the conditions stated above. If the conditions are not fulfilled or waived by X-Rite on or by the end of the Offer Period, X-Rite has the right:

(1)	to declare the Offer as being successful; however, in such case, X-Rite shall be entitled to postpone the settlement of the Offer by no more than four months (or such longer period as may be approved by the Swiss takeover board) following the end of the additional acceptance period, whereby the Offer lapses without further effect if the conditions set forth in c), d), e), f), g), h) and i) are neither fulfilled, nor waived by X-Rite, during these additional four months (or such longer period as may be approved by the Swiss takeover board); or

(2)	to declare the Offer as having failed without further effect.

4. Offer Restrictions

General

The Offer will not directly or indirectly be made in a country or a jurisdiction, or to such persons, in which, or to which such Offer would be illegal or otherwise violate applicable law or regulations or which would require X-Rite to change the terms or conditions of the Offer in any way, to submit an additional application or to perform additional actions in relation to any state, regulatory or legal authorities. It is not intended to extend the Offer to any such country or such jurisdiction or to persons in such country or jurisdiction. Documents relating to the Offer must neither be directly or indirectly distributed in such countries or jurisdictions nor be sent to such countries or jurisdictions. Such documents must not be used for the purpose of soliciting the purchase of securities of Amazys by anyone from such countries or jurisdictions.

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U.S. Restrictions

The Offer will only be made through a prospectus which is part of a registration statement on Form S-4 to be filed with the SEC and a Swiss offer prospectus. X-Rite and its directors, officers and other members of its management and employees also may be soliciting proxies from X-Rite stockholders in connection with the Offer. Security holders are urged to carefully review the registration statement on Form S-4, the proxy statement and other documents relating to the Offer that will be filed by X-Rite with the SEC because these documents will contain important information relating to the Offer. Security holders may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by X-Rite and Amazys with the SEC, at the SEC’s Web site at www.sec.gov. Once the registration statement on Form S-4, as well as any documents incorporated by reference therein and the proxy statement are filed with the SEC, security holders will also be able to inspect and copy these documents at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. YOU SHOULD READ THE PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

5. Further Information

The Offer Prospectus regarding the Offer is expected to be published on or about 3 March 2006 in the same media and in the “Neue Zürcher Zeitung” and in the “Le Temps”.

6. Identification

Securities	Securities-No.	ISIN	Ticker Symbol

Amazys Shares	1234182	CH0012341829	AMSN

X-Rite Shares		US9838571035	XRIT

Financial Advisor:

Tender Agent:

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